DLA Piper LLP (US) 303 Colorado Street, Suite 3000 Austin, Texas 78701-4653 www.dlapiper.com Drew M. Valentine, Esq. drew.valentine@us.dlapiper.com T 512.457.7019 F 512.721.2274

July 19, 2022

Via Edgar

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Michael Killoy and Tina Chalk

Re:	QIWI PLC
Schedule TO-I filed July 7, 2022
SEC File No. 005-87446

Ladies and Gentlemen:

On behalf of our client, Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”), and Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus, we set forth below the Offeror’s responses to the letter, dated July 15, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Schedule TO-I (File No. 005-87446) filed by the Offeror on July 7, 2022, and amended on July 8, 2022.

In order to facilitate your review of our responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Offeror’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Division of Corporation Finance

July 19, 2022

In addition, the Offeror and Mr. Solonin have revised the Previous Offer in response to the Staff’s comments and are publicly filing a Schedule TO-T (the “Schedule TO-T”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO-T.

General

1.	Although you have filed a Schedule TO-I, the cover page and disclosure throughout the Offer to Purchase indicate that this offer is being made by Dalliance Services Company ("Dalliance") and on behalf of Sergey Solonin, rather than by QIWI PLC. Since Dalliance is the purchaser in the offer and the offer is being made on behalf of Mr. Solonin, this offer is a third-party tender offer subject to Regulation 14D and 14E, rather than an issuer tender offer subject to Rule 13e-4. See fn. 34 in Exchange Act Release No. 14234 (December 8, 1977) (noting that the exemption from Exchange Act Section 14(d) provided by paragraph 8(B) thereof for tender offers by an issuer has not been extended to tender offers by control persons of an issuer (other than a wholly-owned subsidiary of that issuer)). Further, the modified Dutch auction offer structure used in your offer is not available for third-party tender offers like this one. Please revise to file a Schedule TO-T for Mr. Solonin and Dalliance Services Company, and revise the Offer to Purchase to provide the information and disclosure required by Regulation 14D and Schedule TO-T for each. In addition, revise to remove the modified Dutch auction tender feature of the offer structure.

Response: The Offeror and Mr. Solonin acknowledge the Staff’s comments and have filed the Schedule TO-T to reflect that the Offer is a third-party tender offer subject to Regulation 14D and 14E under the Exchange Act, rather than an issuer tender offer subject to Rule 13e-4 under the Exchange Act. The Schedule TO-T includes an Offer to Purchase providing the terms of the Offer and information and disclosure required by Regulation 14D under the Exchange Act and Schedule TO-T. In addition, the Offer does not include a modified Dutch auction tender feature.

* * * *

Division of Corporation Finance

July 19, 2022

We, the Offeror and Mr. Solonin appreciate the Staff’s attention to the review of the Schedule TO-T. Please do not hesitate to contact me at (512) 457-7019 or Drew.Valentine@us.dlapiper.com, or, in my absence, J.A. Glaccum at (713) 425-8411 or j.a.glaccum@us.dlapiper.com, if you have any questions regarding this letter or the Schedule TO-T.

Very truly yours,

/s/ Drew M. Valentine

Drew M. Valentine, Esq.

cc:	Mr. Sergey Solonin
Natallia Makarava (Director, Dalliance Services Company)
Curtis L. Mo, Esq. (DLA Piper LLP (US))
J.A. Glaccum, Esq. (DLA Piper LLP (US))
Brian Wohlberg, Esq. (DLA Piper LLP (US))